   As filed with the U.S. Securities and Exchange Commission on July 18, 2003
                                                           Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------
                                Olivetti S.p.A.*
    Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                                      Italy
            (Jurisdiction of incorporation or organization of issuer)

                               JPMorgan Chase Bank
             (Exact name of depositary as specified in its charter)

                   1 Chase Manhattan Plaza, New York, NY 10081
                            Telephone (212) 552-4944
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                        Telecom Italia North America Inc.
                            745 5th Avenue, Floor 27
                            New York, New York 10151
                                 (212) 755-5280
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

      Scott A. Ziegler, Esq.                           Jeffrey M. Oakes, Esq.
Ziegler, Ziegler & Associates LLP                       Davis Polk & Wardwell
 570 Lexington Avenue, 44th Floor                         99 Gresham Street
    New York, New York 10022                               London EC2V 7NG
           212-319-7600                                   44-1-207-418-1300

        It is proposed that this filing become effective under Rule 466
                          [ ] immediately upon filing
                          [ ] on (Date) at (Time)

       If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==============================================================================================================================
              Title of each class of                    Amount       Proposed maximum    Proposed maximum        Amount of
           Securities to be registered             to be registered  aggregate price    aggregate offering    registration fee
                                                                       per unit(1)          price (2)
------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American     200,000,000          $0.05            $10,000,000              $809
Depositary Receipts, each American Depositary          American
Share representing ten ordinary shares of             Depositary
Olivetti S.p.A.*                                        Shares
==============================================================================================================================

(1)      Each Unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

* to be renamed Telecom Italia S.p.A. upon completion of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
--------------------------------------------------------------         ------------------------------------------------
(1)   Name and address of Depositary                                   Introductory paragraph
(2)   Title of American Depositary Receipts and identity of            Face of American Depositary Receipt, top center
      deposited securities
      Terms of Deposit:
      (i)     Amount of deposited securities represented by one        Face of American Depositary Receipt, upper right
              unit of American Depositary Shares                       corner
      (ii)    Procedure for voting, if any, the deposited              Paragraph (12)
              securities
      (iii)   Collection and distribution of dividends                 Paragraphs (4), (5), (7) and (10)
      (iv)    Transmission of notices, reports and proxy               Paragraphs (3), (8) and (12)
              soliciting material
      (v)     Sale or exercise of rights                               Paragraphs (4), (5) and (10)
      (vi)    Deposit or sale of securities resulting from             Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization
      (vii)   Amendment, extension or termination of the               Paragraphs (16) and (17)
              Deposit Agreement
      (viii)  Rights of holders of receipts to inspect the             Paragraph (3)
              transfer books of the Depositary and the list
              of Holders of receipts
      (ix)    Restrictions upon the right to deposit or                Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities
      (x)     Limitation upon the liability of the Depositary          Paragraph (14)
(3)   Fees and Charges                                                 Paragraph (7)

Item 2. AVAILABLE INFORMATION


                                                                       Location in Form of American Depositary Receipt
Item Number and Caption                                                Filed Herewith as Prospectus
---------------------------                                            -----------------------------------------------
(b)      Statement that Olivetti S.p.A. is subject to the periodic     Paragraph (8)
         reporting requirements of the Securities
         Exchange Act of 1934, as amended, and,
         accordingly, files certain reports with the
         Securities and Exchange Commission **


**upon completion of the merger of Telecom Italia S.p.A.
         into Olivetti S.p.A.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a) Form of Deposit Agreement. Form of Deposit Agreement dated as of July 17, 2003 among Telecom Italia S.p.A. (renamed from "Olivetti S.p.A." upon completion of the merger of Telecom Italia S.p.A. into Olivetti S.p.A.), JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)      Certification under Rule 466. Not applicable.

     (f)      Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 17, 2003.

                                       Legal entity created by the form of
                                       Deposit Agreement for the issuance
                                       of ADRs evidencing American
                                       Depositary Shares

                                       By: JPMORGAN CHASE BANK, as Depositary

                                       By: Joseph D. Dooley
                                           ----------------------------------
                                       Name:    Joseph D. Dooley
                                       Title:   Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Olivetti S.p.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on July 17, 2003.

                                       OLIVETTI S.p.A.

                                       By:      /s/Luigi Premoli
                                           -----------------------
                                       Name:    Luigi Premoli
                                       Title:   Chief Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Luigi Premoli his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of July 17, 2003.

                      Signatures                             Title
                      ----------                             -----
         /s/Marco Tronchetti Provera
         ---------------------------                       Director
           Marco Tronchetti Provera               (Principal Executive Officer)

          /s/Luigi Premoli
         ---------------------------               Principal Financial Officer
                Luigi Premoli

          /s/Mario Ferrero
         ---------------------------              Principal Accounting Officer
                Mario Ferrero

          /s/Antonio Tesone
         ---------------------------                       Director
              Antonio Tesone





        /s/Carlo Alessandro Puri Negri
        ------------------------------                     Director
          Carlo Alessandro Puri Negri

         /s/Gian Carlo Rocco di Torrepadula
        -----------------------------------                Director
          Gian Carlo Rocco di Torrepadula

         /s/Gilberto Benetton
         -----------------------------                     Director
                Gilberto Benetton

         /s/Gianni Mion
         -----------------------------                     Director
                  Gianni Mion

         /s/Paola Pierri
         -----------------------------                     Director
                  Paola Pierri

         /s/Lorenzo Caprio
         -----------------------------                     Director
                Lorenzo Caprio

         /s/Sal Joseph De Rosa
         -----------------------------             Authorized Representative
             Sal Joseph De Rosa                       in the United States



                               INDEX TO EXHIBITS

Exhibit                                                                         Sequentially
Number                                                                          Numbered Page
------                                                                          -------------
(a)        Form of Deposit Agreement.

(d)        Opinion of Ziegler, Ziegler & Associates LLP, counsel to the
           Depositary, as to the legality of the securities to be registered.


                          STATEMENT OF DIFFERENCES
                         MOST COMMONLY USED SYMBOLS

      The Euro sign shall be expressed as ......................... 'E'